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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Western Strategic Advisors, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 W. 7th. Street, Suite 300
(No. and Street)

Fort Worth	**Texas**	**76107**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Crawford **817-877-9980**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, **Jeff Crawford**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Western Strategic Advisors, L.L. C**, as of **December 31**, 20**19**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANNA COLLINS
Notary Public, State of Texas
Comm. Expires 02-27-2022
Notary ID 13146958-8

Signature

Financial and Operations Principal (FinOp)
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Western Strategic Advisors, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Western Strategic Advisors, L.L.C. as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Western Strategic Advisors, L.L.C. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Western Strategic Advisors, L.L.C.'s management. Our responsibility is to express an opinion on Western Strategic Advisors, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Western Strategic Advisors, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Western Strategic Advisors, L.L.C.'s financial statements. The supplemental information is the responsibility of Western Strategic Advisors, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A Kinder, CPA

BRAD A. KINDER, CPA
We have served as Western Strategic Advisors, L.L.C.'s auditor since 2014.

Flower Mound, Texas
February 19, 2020

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	**$**	**95,664**
Commissions receivable		**5,125**
Total Assets	**$**	**100,789**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	**$**	**500**
Member's equity		**100,289**
Total Liabilities and Member's Equity	**$**	**100,789**

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Income
For the Year Ended December 31, 2019

REVENUES		
Mutual fund commissions	**$**	**5,861**
Insurance commissions		**54,837**
Interest income		**171**
Total Revenues		**60,869**
EXPENSES		
Facilities and services fees		**12,936**
Management fees		**27,550**
Professional fees		**17,000**
Regulatory fees		**3,350**
Total Expenses		**60,836**
Net Income	**$**	**33**

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance at January 1, 2019	**$ 100,256**
Net Income	**33**
Balance at December 31, 2019	**$ 100,289**

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	**$ 33**
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities	
Increase in commissions receivable	**(3,441)**
Increase in accrued expenses	**500**
Net cash used in operating activities	**(2,908)**
Net decrease in cash	**(2,908)**
Cash at beginning of year	**98,572**
Cash at end of year	**$ 95,664**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

There was no cash paid for income taxes or interest during the year.

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Notes to Financial Statements
December 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

Western Strategic Advisors, L.L.C., (the Company) was organized as a Texas limited liability company, effective September 2002, resulting from a conversion from a Texas limited liability partnership. The Company is a wholly-owned subsidiary of Western Universe, L.P. (Parent), a Texas limited partnership. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company's operations consist primarily in providing variable annuity insurance products and mutual fund brokerage to individuals in Texas. Insurance products are provided directly by the Company and through a related party insurance agency. The Company may also provide business merger and acquisition consulting.

(b) Management's Estimates and Assumptions

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

(c) Fair Value of Financial Instruments

The Company's financial asset amounts reported in the statement of financial condition are short term in nature and approximate fair value.

(d) Revenue Recognition

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(e) Income Taxes

The Company is included in the partnership return of its Parent for federal income tax purposes, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual partners of the Parent, therefore, there is no provision for federal income taxes. The Company is included in the combined Texas state return of its Parent.

As of December 31, 2019, open federal tax years subject to examination include the tax years December 31, 2016 to December 31, 2018.

(f) Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $95,164, which was $90,164 in excess of the required net capital of $5,000. The Company's net capital ratio was .01 to 1.

3. RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF SERVICES

The Company is under the control of and economically dependent on its Parent and another related entity, Western Commerce Group, L.L.C. (WCG). WCG is also a wholly-owned subsidiary of the Parent. The Company has a concentration of services provided by WCG. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and WCG were not consummated on terms equivalent to arms length transactions.

The Company earned $54,837 in insurance commissions through representatives dually licensed with the Company and a related party insurance agency, of which $4,685 is due at December 31, 2019 and is included in commissions receivable.

The Company entered into a Facilities and Services Agreement (Agreement) with WCG, effective January 1, 2016 for a one year term, automatically renewable, unless cancelled by either party. The Agreement automatically renewed through 2020. Under this Agreement, WCG allocates shared expenses incurred by WCG to the Company, including rent, office equipment and supplies, telephone, salaries and other administrative and overhead expenses. The expense allocation is based on the relative revenue of WCG and the Company, is determined annually, and reviewed quarterly. For the year ended December 31, 2019, the Company incurred and paid $12,936 in fees related to this Agreement. In addition, the Company paid WCG $27,550 in discretionary management fees. These amounts incurred to WCG during 2019 totaled $40,486, or approximately 67% of the Company's expenses.

4. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

5. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through February 19, 2020, the date which the financial statements were available to be issued.

Schedule I
WESTERN STRATEGIC ADVISORS, L.L.C.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total member's equity qualified for net capital	$ 100,289
Deductions/charges	
Non-allowable assets:	
Commissions receivable	5,125
Total deductions/charges	5,125
Net capital before haircuts on securities positions	95,164
Haircuts on securities:	-
Net Capital	$ 95,164
Aggregate indebtedness	
Accrued expenses	$ 500
Total aggregate indebtedness	$ 500
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness	$ 5,000
Net capital in excess of minimum requirement	$ 90,164
Ratio of aggregate indebtedness to net capital	.01 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Western Strategic Advisors, L.L.C. on form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying report of independent registered public accounting firm.

Schedule I, continued
WESTERN STRATEGIC ADVISORS, L.L.C.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2019

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Western Strategic Advisors, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Western Strategic Advisors, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Western Strategic Advisors, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Western Strategic Advisors, L.L.C. stated that Western Strategic Advisors, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Western Strategic Advisors, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Strategic Advisors, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 19, 2020

Exemption Report

Western Strategic Advisors, L.L.C. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Western Strategic Advisors, L.L.C.

I, Jeff Crawford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial and Operations Principal (FinOp)

February 19, 2020

Western Strategic Advisors, LLC
One Museum Place • 3100 West 7th Street • Suite 300 • Fort Worth, Texas 76107 • (817) 877-9980 • (888) 639-0888 • Fax (817) 877-0139